Filed by Cigna Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Cigna Corporation and Express Scripts Holding Company
(Commission File No. 001-08323)
Date: July 23, 2018

The following was developed as part of a paid content partnership with the WSJ Custom Studios.

The Future of Health Care Is Connected

CONNECTED CARE

How integrated and personalized care is leading to better health outcomes.

Last month, Dr. Scott Josephs, internist and national medical officer at health services company Cigna, sat down for coffee with a physician in his company's network. The physician relayed a recent experience with one of her patients, let's call him Dave, who had just been discharged from the hospital after being admitted with severe bleeding in his brain. "An anti-inflammatory he was prescribed for joint pain interacted with a blood thinner he was on to treat his atrial fibrillation—causing excessive bleeding," the physician explained. "Dave was confused and scared. He almost died."

To Dave's knowledge, he had done everything right. A week before he found himself in the emergency room, he visited his cardiologist for a routine check-up. All checked out: his atrial fibrillation, a chronic condition he has had for about 10 years now, was being well-managed by the blood thinner the cardiologist had prescribed. But at the time of the visit, Dave was suffering from severe joint pain, so the cardiologist referred him to a rheumatologist. One week later, he was in a rheumatologist's office. Before prescribing Dave an anti-inflammatory, the rheumatologist asked him to recount his full list of medications. Dave did the best he could to walk through his regimen—which consisted five to 10 pills per day—but he was in so much pain he forgot to mention the blood thinner. That day, he filled the prescription for the anti-inflammatory. The next thing he knew, he was in the hospital.

"This isn't uncommon," Josephs explained. While the health care industry has made tremendous medical advancements that have changed lives in terms of prevention, prediction and treatment, including for the 150 million Americans with at least one chronic condition,1 fragmentation, lack of coordination and episodic care are slowing the system's progress. "Imagine if each member of Dave's care chain—the doctor, pharmacist, nurse, health coach and other clinicians—were better connected and had access to a complete view of his health journey. They would have been able to track the intake of his previous and new medications, or missed medications, and prevented an issue like this," Josephs says.

To effectively prevent and predict disease and keep people healthy, health care needs to address the whole person – and approach each individual's health journey as a continuous one.

Dr. Steve Miller, Chief Medical Officer, Express Scripts

A more connected future is in sight, though. The health care industry—like other industries that have gone through tremendous disruption—is transforming to adopt a more integrated model that combines medical, pharmaceutical, behavioral and lab insights to optimize the way health care professionals treat their patients and provide truly connected and more personalized care.

"To effectively prevent and predict disease and keep people healthy, health care needs to address the whole person—and approach each individual's health journey as a continuous one," says Dr. Steve Miller, chief medical officer of pharmacy benefits management company Express Scripts. "That way, the physician working to construct a care plan has access to the patient's full medical, behavioral, lab and pharmaceutical history, and can even work with other physicians to collectively treat that individual."

"With the current system, consumers feel like they have to complete an obstacle course to get the right care," says Chrissa Tibbits, a regional nurse executive with Cigna, based in Chicago. She is all too familiar with the multitude of touch points in the modern health care system—the primary care physician, the specialist, the nurse, the pharmacist, the doctor's office, the hospital, the drug store, the emergency room, the urgent care center and more—that challenge both patients and doctors, leaving ample room for error, waste and potentially life-threatening outcomes.

Indeed, this lack of care coordination can be improved. "With a fully connected care model, we can better align consumers with physicians and others in the health care delivery system to proactively coordinate care management at all stages of health, including those who are healthy, healthy at-risk, have chronic conditions or are acutely ill," she says.

The foundational work of connected care has already started, she notes, but we need to supercharge that effort. "Soon medical professionals will have real-time information through a patient-level dashboard, allowing them to make even more informed decisions about a health procedure or where to go for preventive screenings for those who are at-risk of developing chronic and even more rare conditions," she says.

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Combining medical, pharmacy, behavioral and lab insights will optimize how health care professionals treat patients.

CONNECTING THE DOTS IN PRACTICE

Imagine having a doctor construct a comprehensive care plan after accessing every piece of your medical history—without you having to repeat that history again and again. This is the future Josephs sees.

Health care providers will "connect the dots" by optimizing insights from billions of patient interactions to get people on the right medications at the right time in the right dosage—and have the ability to monitor if they take them. More illness and disease can be prevented. As Josephs puts it, "Predictive analytics help identify who is going to get sick before they get sick."

One way health care professionals can achieve these goals is to better track people's health in real time. It's already beginning to happen: Nurses and doctors can now see blood sugar levels at any time if a patient with diabetes wearing a digital sensor is in a location with Wi-Fi, Tibbits points out. This provides unprecedented insight and enables them to see precisely when levels drop, for example, to better be able to figure out why—and how to treat it quickly.

As we move forward, we can help the entire health care chain work with patients to better understand how to follow their health regimens and medication plans.

Dr. Scott Josephs, National Medical Officer, Cigna Corp.

Connecting the dots also means finding out which treatments work best—and which don't. As Miller notes, the highest cost medication isn't always the best option. "With a more robust picture of integrated pharmacy, behavioral, medical and lab information, we will know which medications are driving the best outcomes at the best possible price," he says. Plus, patients can potentially save a lot of money if they're better informed about their options. Many specialty infusions that treat chronic conditions, for example, can cost thousands of dollars less if they are administered at home and not in a doctor's office or hospital, according to Miller.

And the more doctors know about their patients' likelihood of actually taking a medication—known as predictive models of adherence—the more personalized treatments can be.

"With so much information being thrown at them at once, patients sometimes don't know when to fill their prescription, how frequently to take it and how to take it as prescribed—so adherence is an issue," Josephs says. "As we move forward, we can help the entire health care chain work with patients to better understand how to follow their health regimens and medication plans." This type of connected care presents significant savings potential for all through early intervention and better condition management—preventing complications, eliminating waste and minimizing potential hospital stays.

Connecting the dots will further come to life when looking beyond the pure medical needs of the patient, notes Rene Lindsay, a Cigna regional nurse executive based in California. She knows firsthand what streamlining our complicated health care system and connecting the health care service chain can do, having worked with many physicians' practices.

"We're already practicing the connection of care with our treatment of autoimmune conditions like Crohn's disease—acknowledging the whole person and treating not just the physical symptoms, but also the anxiety, depression and other behavioral issues that all too often accompany these conditions. In the future, this holistic treatment can be amplified with more predictive and actionable real-time insights that enable us to be even more proactive based on an individual's diverse and highly personal needs," Lindsay says.

Consumers will have the ability to make more informed decisions about their health and better plan how they will pay for their medications on a monthly basis.

Rene Lindsay, Regional Nurse Executive, Cigna Corp.

Tibbits explains, "Instead of the patient initiating an exchange with her doctor after a visit, the doctor will reach out to her to ensure she understands which medications she should be taking and when, and even bring in a health coach who develops a tailored nutrition and exercise regimen that's unique to her situation and lifestyle. All of these factors impact overall wellness as well as the ability to manage and prevent the patient's condition from progressing."

Both Lindsay and Tibbits also see more predictability around patient costs. "People will have more direct access to tools that show their fully personalized care regimens, use cost comparisons for their medications and be able to access other educational tools that make preventive care an easier part of their everyday life," Lindsay explains. "Consumers will have the ability to make more informed decisions about their health and better plan how they will pay for their medications on a monthly basis."

 Integrated and personalized health care will lead to better outcomes.

ACCELERATING THE PACE OF CHANGE

With the shift to a connected care model, Cigna and Express Scripts are looking forward to accelerating the pace of change needed in the system. Together, the companies will seek to reduce costs while improving the patient experience, care quality and health outcomes.

"As a society, we must do better. Up to this point, the industry has spent an enormous amount of time fixing, or attempting to fix, health issues after they take place," Miller says. "And we're now at this great intersection where we have phenomenal actionable insights. We can actually truly change the system for the better. Now is the time to do it."

"I come to work every day to ensure our customers receive the highest quality care that is both effective and affordable," Josephs says. "When we can bring customer insights together, the real savings for consumers comes from giving them the right drug the first time and helping them stay adherent to that drug to get to optimal outcomes. Connected care gets me closer to achieving my personal goal and the goal of every health care provider."

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SOURCE:

1. Buttorff, Christine, Teague Ruder, and Melissa Bauman, "Multiple Chronic Conditions in the United States," RAND Corporation, 2017.

FORWARD-LOOKING STATEMENTS

Information included or incorporated by reference in this communication contains or may contain forward-looking statements which, including as they relate to Express Scripts or Cigna, the management of either such company or the proposed combination of the two companies, involve risks and uncertainties. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Express Scripts and Cigna do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Any number of factors could cause actual results to differ materially from those contemplated by any forward-looking statements, including, but not limited to, the risks associated with: the inability of Express Scripts and Cigna to obtain stockholder or regulatory approvals required for the merger or the requirement to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; the possibility that the anticipated benefits from the merger cannot be realized in full, or at all or may take longer to realize than expected; a longer time than anticipated to consummate the proposed merger; problems regarding the successful integration of the businesses of Express Scripts and Cigna; unexpected costs regarding the proposed merger; diversion of management's attention from ongoing business operations and opportunities; potential litigation associated with the proposed merger; the ability to retain key personnel; the availability of financing; effects on the businesses as a result of uncertainty surrounding the proposed merger; and the industry being subject to future risks that are described in SEC reports filed by Express Scripts and Cigna. You should carefully consider these and other relevant factors, including those risk factors in this communication and those described in Express Scripts' and Cigna's respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. Investors should not consider either the foregoing lists, or the risks identified in SEC filings, to be a complete discussion of all potential risks or uncertainties.

IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

In connection with the proposed transaction, the newly formed company which will become the holding company following the transaction ("Holdco") filed with the SEC a registration statement on Form S-4, which included a joint proxy statement of Cigna and Express Scripts that also constitutes a prospectus of Holdco. The registration statement was declared effective by the SEC on July 16, 2018, and Cigna and Express Scripts commenced mailing the definitive joint proxy statement/prospectus to the respective stockholders of Cigna and Express Scripts on or about July 17, 2018. Cigna and Express Scripts also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the registration statement on Form S-4 and the definitive joint proxy statement/prospectus and other relevant documents filed by Holdco, Cigna and Express Scripts with the SEC at the SEC's website at www.sec.gov. Copies of documents filed with the SEC by Cigna will be available free of charge on Cigna's website at www.Cigna.com or by contacting Cigna's Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts' website at www.express-scripts.com or by contacting Express Scripts' Investor Relations Department at (314) 810-3115.

PARTICIPANTS IN THE SOLICITATION

Cigna (and, in some instances, Holdco) and Express Scripts and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Cigna (and, in some instances, Holdco) in Cigna's Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the SEC on February 28, 2018, and its definitive proxy statement for its 2018 Annual Meeting, as filed with the SEC on March 16, 2018. Investors may obtain information regarding the names, affiliations and interests of Express Scripts' directors and executive officers in Express Scripts' proxy statement for its 2018 Annual Meeting, as filed with the SEC on March 29, 2018. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully and in its entirety before making any voting or investment decisions.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

WSJ. CUSTOM STUDIOS IS A UNIT OF THE WALL STREET JOURNAL ADVERTISING DEPARTMENT. THE WALL STREET JOURNAL NEWS ORGANIZATION WAS NOT INVOLVED IN THE CREATION OF THIS CONTENT.

FORWARD LOOKING STATEMENTS

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the "SEC") and press releases or other public statements, contains or may contain forward-looking statements. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements, including as they relate to Express Scripts ("Express Scripts") or Cigna ("Cigna"), the management of either such company or the transaction, involve risks and uncertainties. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Express Scripts and Cigna do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Any number of factors could cause actual results to differ materially from those contemplated by any forward-looking statements, including, but not limited to, the risks associated with the following:

•
the inability of Express Scripts and Cigna to obtain stockholder or regulatory approvals required for the merger or the requirement to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals;

•	the possibility that the anticipated benefits from the merger cannot be realized in full, or at all or may take longer to realize than expected;
•	a longer time than anticipated to consummate the proposed merger;
•	problems regarding the successful integration of the businesses of Express Scripts and Cigna;
•	unexpected costs regarding the proposed merger;
•	diversion of management's attention from ongoing business operations and opportunities;
•	potential litigation associated with the proposed merger;
•	the ability to retain key personnel;
•	the availability of financing;
•	effects on the businesses as a result of uncertainty surrounding the proposed merger; and
•	the industry may be subject to future risks that are described in SEC reports filed by Express Scripts and Cigna.

You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of Express Scripts and Cigna described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. Investors should understand it is impossible to predict or identify all such factors or risks. As such, you should not consider either foregoing lists, or the risks identified in SEC filings, to be a complete discussion of all potential risks or uncertainties.

IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or solicitation of an offer to buy any securities. In connection with the proposed transaction, the newly formed company which will become the holding company following the transaction ("Holdco") filed with the SEC a registration statement on Form S-4.  The registration statement on Form S-4 includes a joint proxy statement of Cigna and Express Scripts that also constitutes a prospectus of Holdco. The registration statement was declared effective by the SEC on July 16, 2018, and Cigna and Express Scripts commenced mailing the definitive joint proxy statement/prospectus to the respective stockholders of Cigna and Express Scripts on or about July 17, 2018. Cigna and Express Scripts also plan to file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the registration statement or the joint proxy statement/prospectus or any other document which Cigna, Express Scripts or Holdco may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the registration statement on Form S-4 and the definitive joint proxy statement/prospectus and other relevant documents filed by Holdco, Cigna and Express Scripts with the SEC at the SEC's website at www.sec.gov. Copies of documents filed with the SEC by Cigna will be available free of charge on Cigna's website at www.Cigna.com or by contacting Cigna's Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts' website at www.express-scripts.com or by contacting Express Scripts' Investor Relations Department at (314) 810-3115.

PARTICIPANTS IN THE SOLICITATION

Cigna (and, in some instances, Holdco) and Express Scripts and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Cigna (and, in some instances, Holdco) in Cigna's Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 28, 2018, and its definitive proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 16, 2018. Investors may obtain information regarding the names, affiliations and interests of Express Scripts' directors and executive officers in Express Scripts' Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and its proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 29, 2018. You may obtain free copies of these documents at the SEC's website at www.sec.gov, at Cigna's website at www.Cigna.com or by contacting Cigna's Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts' website at www.express-scripts.com or by contacting Express Scripts' Investor Relations Department at (314) 810-3115. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.